SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

CIK # 0001243106
Registrant CIK Number

Form 8-K to be filed no later than July 23, 2004 FOR 7-23-04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115122
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

04038839

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated : July 23, 2004

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared
by the Underwriter in Connection with
Structured Asset Mortgage Investments II Inc. Bear Stearns ALT-A Trust,
Mortgage Pass-Through Certificates, Series 2004-7
(Filed separately under cover of Form SE in
accordance with Rule 202 of Regulation S-T
pursuant to a continuing hardship exemption).

New Issue Marketing Materials

$975,739,300 (Approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates, Series 2004-7

Wells Fargo Bank, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of June 1, 2004.

July 1, 2004

$975,739,300 (approx)

Bear Stearns Alt-A Trust
Mortgage Pass-Through Certificates, Series 2004-7
Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-A-1	$ 152,081,400	AAA	10.00%	WAC (3)	3-Yr. Conforming Hybrid	Group I Senior PT
II-A-1	$ 648,082,100	AAA	10.00%	WAC (4)	5-Yr. Conforming Hybrid	Group II Senior PT
III-A-1	$ 94,098,700	AAA	10.00%	WAC (5)	7-Yr. Conforming Hybrid	Group III Senior PT
M	$ 46,548,300	AA+	6.75%	WAC (6)	Total Portfolio	Crossed Mezzanine
B-1	$ 35,806,400	AA	4.25%	WAC (6)	Total Portfolio	Crossed Subordinate
B-2	$ 22,199,900	A	2.70%	WAC (6)	Total Portfolio	Crossed Subordinate
B-3	$ 12,890,400	BBB	1.80%	WAC (6)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(3) The Class I-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.200]%.

(4) The Class II-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.964]%.

(5) The Class III-A-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.625]%.

(6) The Class M and Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Current Principal Balance of the related Class of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.799]%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, National Association
Trustee/Paying Agent:	JP Morgan Chase Bank
Originators:	The Originators for the Mortgage Loans are EMC Mortgage Corporation (approx. 43%), Wells Fargo Home Mortgage (approx. 31.8%), Countrywide Home Loans, Inc. (approx. 12.5%), HomeBanc Mortgage Corporation (approx. 6.5%), SouthTrust Mortgage Corporation (approx. 3.4%), Southstar Funding, LLC (approx. 1.7%), BancMortgage (less than 1%), Chevy Chase Bank, F.S.B. (less than 1%) and Bank of America, N.A. (less than 1%).
Underlying Servicer:	The Mortgage Loans will be serviced by Wells Fargo Home Mortgage (approx. 31.8%), EMC Mortgage Corporation (approx. 31.5%), Countrywide Home Loans, Inc. (approx. 12.5%), Union Federal Bank of Indianapolis (formerly know as Waterfield) (approx. 11.5%), EverHome Mortgage Company (approx. 9.0%), SouthTrust Mortgage Corporation (approx. 3.4%), Bank of America, N.A. (less than 1%) and Chevy Chase Bank, F.S.B. (less than 1%).
Cut-off Date:	July 1, 2004
Closing Date:	July 30, 2004
Rating Agencies:	The senior certificates will be rated by two of the three rating agencies and the subordinate certificates will be rated by one of the three rating agencies. The rating agencies include Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and or Fitch Ratings ("Fitch").
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing August 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.

Cross-Collateralization: The Class M and Class B Certificates will be subordinate certificates issued representing interests in all eight Mortgage Loan Groups.

ERISA: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The Class A, Class M and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicers are obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicers are required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$7,452,200	WAC (see footnote 6)
Class B-5	$5,961,700	WAC (see footnote 6)
Class B-6	$4,471,588	WAC (see footnote 6)

Collateral Description: As of June 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $993 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR and One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination

("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 57% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining approximately 43% of the mortgage loans fully amortize over their original term (generally 30-years).

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected, as of June 1, 2004):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
I – 3 yr. Conforming Hybrid (1)	17.05%	4.531%	4.200%	358	2.495%	2.164%	4.248%	1.569%	10.325%	34
II – 5 yr. Conforming Hybrid (1)	72.34%	5.304%	4.964%	357	2.425%	2.086%	5.025%	1.695%	10.478%	58
III – 7 yr. Conforming Hybrid (1)	10.62%	4.897%	4.625%	358	2.707%	2.435%	4.973%	1.941%	10.178%	81
Totals:	100%	5.130%	4.799%	358	2.467%	2.136%	4.886%	1.699%	10.418%	56

(1) The Group I Mortgage Loans, the Group II Mortgage Loans, the Group III Mortgage Loans will all be conforming balance mortgage loans.

NOTE: the information related to the Mortgage Loans described herein generally reflects information as of June 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class M Certificates and the Class B Certificates represent interests in all eight Mortgage Loan Groups and provide credit enhancement for the Class A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or the next business day). Distributions on the Senior Certificates will generally be made from the Available Funds of the related Loan Group. Distributions on the Class M Certificates and the Class B Certificates will be made from Available Funds of all eight Loan Groups. "Available Funds" for any distribution date and with respect to each Loan Group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such distribution date in respect of the Mortgage Loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) under limited circumstances, certain prepayments allocated from the Available Funds of another Loan Group, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the distribution account. Available Funds for each Loan Group will be distributed according to the following priority:

Group I Available Funds

1. Payments of interest to the holders of the Class I-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class I-A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group I.

Group II Available Funds

1. Payments of interest to the holders of the Class II-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class II-A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group II.

Group III Available Funds

1. Payments of interest to the holders of the Class III-A-1 Certificates at a rate equal to its Pass-Through Rate (as described on the cover page hereof); and

2. Payments of principal to the holders of the Class III-A-1 Certificates in an amount equal to the Senior Optimal Principal Amount for Mortgage Loan Group III.

Senior Optimal Principal Amount

With respect to a Loan Group is an amount generally equal to the sum of (i) the Senior Percentage of the principal portion of scheduled payments on the related Mortgage Loans in the related Loan Group, (ii) the Senior Prepayment Percentage of prepayments and net liquidation proceeds in respect of Mortgage Loans in the related Loan Group and (iii) the Senior Prepayment Percentage of amounts received in respect of repurchased or substituted Mortgage Loans in the related Loan Group.

Any Remaining Available Funds from all Loan Groups

1. Payments of interest to the holders of the Class M Certificates and then, sequentially, to the Class B Certificates in order of their numerical class designations, so that each such Class shall receive interest at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof); and
2. Payments of principal to the holders of the Class M Certificates and then, sequentially, the Class B Certificates in order of their numerical class designation, so that each such Class shall receive such Class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including [July 2011]. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage (which includes the Class M for purposes of this section) over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates (which includes the Class M for purposes of this section) does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to [July 2007], 20% or b) after [July 2007], 30%, then prepayments will be allocated among all certificates on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses will be allocated to the Class M Certificates, until zero.

Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated to the Class I-A Certificates, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A Certificates and Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BEAR STEARNS

FASTrader
BALTA-0407 A1 ()

BALTA-0407 A1 ()

Dated Date:	7/1/04
Trade Date:	1/1/01
Settle Date:	7/26/04
Date of 1st CF:	8/25/04
Pmts Per Year:	
Manager:	
Face:	.00
Speed Assumpt.:	

Monthly Prepayment
Date PSA CPR

Pricing
WAC: .00
WAM: .00
Type:

Collateral
Cumulative Prepayment

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	SENIOR-G01
Orig. Bal:	149,840,700.00	Current Bal:	149,840,700.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.21	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas
Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.45	1.66	1.93	2.39	3.11	3.57	3.91	4.18	4.39	4.56
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.71	4.83	4.94	5.03	5.12	5.18	5.25	5.32	5.49	5.55

Settlement Date: 7/30/2004 Valuation Date: 7/23/2004 Yield Curve: USD Swap

Results

1M_LIB		1.42625	1.42625	1.42625	1.42625	1.42625
1YR_TRES		2.53796	2.53796	2.53796	2.53796	2.53796
1Y_LIB		2.26000	2.26000	2.26000	2.26000	2.26000
6M_LIB		1.84125	1.84125	1.84125	1.84125	1.84125
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
ROLL_CALL		No	No	No	No	No
Price 99:26	Yield	4.28	4.26	4.24	4.21	4.18
	Mod. Duration	12.37	5.53	2.67	1.58	1.18
Price 99:30	Yield	4.27	4.24	4.19	4.13	4.07
	Mod. Duration	12.38	5.54	2.67	1.58	1.18
Price 100: 2	Yield	4.26	4.22	4.15	4.05	3.97
	Mod. Duration	12.39	5.55	2.67	1.58	1.18
Price 100: 6	Yield	4.25	4.20	4.10	3.97	3.86
	Mod. Duration	12.39	5.55	2.68	1.58	1.18
Price 100:10	Yield	4.24	4.17	4.05	3.89	3.76
	Mod. Duration	12.40	5.56	2.68	1.59	1.19
Price 100:14	Yield	4.23	4.15	4.01	3.81	3.65
	Mod. Duration	12.41	5.57	2.69	1.59	1.19
Price 100:18	Yield	4.22	4.13	3.96	3.74	3.55
	Mod. Duration	12.42	5.57	2.69	1.59	1.19

Security	% of Orig. Bal	Face Value
DOUG-0407 A1 ()	100.00	149,840,700.00

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BALTA-0407 A2 ()

BALTA-0407 A2 ()

Dated Date:	7/1/04	**Pricing**
Trade Date:	1/1/01	WAC: .00
Settle Date:	7/26/04	WAM: .00
Date of 1st CF:	8/25/04	Type:
Pmts Per Year:		**Collateral**
Manager:		**Cumulative Prepayment**
Face:	.00	
Speed Assumpt.:		

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	SENIOR-G02
Orig. Bal:	643,521,900.00	Current Bal:	643,521,900.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.95	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.45	1.66	1.93	2.39	3.11	3.57	3.91	4.18	4.39	4.56
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.71	4.83	4.94	5.03	5.12	5.18	5.25	5.32	5.49	5.55

Settlement Date: 7/30/2004 Valuation Date: 7/23/2004 Yield Curve: USD Swap

Results

1M_LIB		1.42625	1.42625	1.42625	1.42625	1.42625
1YR_TRES		2.53796	2.53796	2.53796	2.53796	2.53796
1Y_LIB		2.26000	2.26000	2.26000	2.26000	2.26000
6M_LIB		1.84125	1.84125	1.84125	1.84125	1.84125
Prepay		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
ROLL_CALL		No	No	No	No	No
Price 100: 8	Yield	4.45	4.58	4.65	4.59	4.49
	Mod. Duration	12.08	5.41	2.63	1.57	1.17
Price 100:12	Yield	4.44	4.56	4.60	4.51	4.39
	Mod. Duration	12.09	5.42	2.64	1.57	1.18
Price 100:16	Yield	4.43	4.53	4.56	4.43	4.28
	Mod. Duration	12.10	5.42	2.64	1.57	1.18
Price 100:20	Yield	4.42	4.51	4.51	4.35	4.18
	Mod. Duration	12.10	5.43	2.64	1.58	1.18
Price 100:24	Yield	4.41	4.49	4.46	4.28	4.07
	Mod. Duration	12.11	5.44	2.65	1.58	1.18
Price 100:28	Yield	4.40	4.47	4.42	4.20	3.97
	Mod. Duration	12.12	5.44	2.65	1.58	1.19
Price 101: 0	Yield	4.39	4.44	4.37	4.12	3.86
	Mod. Duration	12.13	5.45	2.66	1.58	1.19

Security	% of Orig. Bal	Face Value
DOUG-0407 A2 ()	100.00	643,521,900.00

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

BEAR STEARNS

FASTrader
BALTA-0407 A3 ()

BALTA-0407 A3 ()

Dated Date:	7/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	7/26/04	WAM:	.00
Date of 1st CF:	8/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	SENIOR-G03
Orig. Bal:	94,795,600.00	Current Bal:	94,795,600.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.63	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.45	1.66	1.93	2.39	3.11	3.57	3.91	4.18	4.40	4.56
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.71	4.83	4.94	5.03	5.12	5.18	5.25	5.31	5.49	5.55

Settlement Date: 7/30/2004 Valuation Date: 7/23/2004 Yield Curve: USD Swap

Results

1M_LIB		**1.42625**	**1.42625**	**1.42625**	**1.42625**	**1.42625**
1YR_TRES		**2.53796**	**2.53796**	**2.53796**	**2.53796**	**2.53796**
1Y_LIB		**2.26000**	**2.26000**	**2.26000**	**2.26000**	**2.26000**
6M_LIB		**1.84125**	**1.84125**	**1.84125**	**1.84125**	**1.84125**
Prepay		**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
ROLL_CALL		**No**	**No**	**No**	**No**	**No**
Price 98: 2	**Yield**	4.92	5.04	5.33	5.75	6.11
	Mod. Duration	11.51	5.23	2.55	1.52	1.14
Price 98: 6	**Yield**	4.91	5.02	5.28	5.67	6.00
	Mod. Duration	11.52	5.24	2.56	1.52	1.14
Price 98:10	**Yield**	4.90	5.00	5.23	5.59	5.89
	Mod. Duration	11.53	5.25	2.56	1.52	1.14
Price 98:14	**Yield**	4.89	4.97	5.19	5.50	5.77
	Mod. Duration	11.53	5.25	2.56	1.52	1.14
Price 98:18	**Yield**	4.88	4.95	5.14	5.42	5.66
	Mod. Duration	11.54	5.26	2.57	1.53	1.14
Price 98:22	**Yield**	4.87	4.92	5.09	5.34	5.55
	Mod. Duration	11.55	5.27	2.57	1.53	1.15
Price 98:26	**Yield**	4.86	4.90	5.04	5.26	5.44
	Mod. Duration	11.56	5.27	2.58	1.53	1.15

Security	% of Orig. Bal	Face Value
DOUG-0407 A3 ()	100.00	94,795,600.00

*** Please see attached document for detailed scenario assumptions used. ***